As filed with the Securities and Exchange Commission on February 23 , 2011

Registration Statement No.333- 171742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

AMENDMENT NO. 1
TO

FORM F-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

___________________________________

NOVAGOLD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, (604) 669-6227
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc., 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104, (206) 903-5448
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Rick Van Nieuwenhuyse	Christopher J. Barry	Peter C. Kalbfleisch
NovaGold Resources Inc.	Kimberley R. Anderson	Bob Wooder
Suite 2300	Dorsey & Whitney LLP	Blake, Cassels & Graydon LLP
200 Granville Street	701 Fifth Avenue	595 Burrard Street, Suite 2600 Three
Vancouver, BC V6C 1S4	Suite 6100	Bentall Centre
Canada	Seattle, WA 98104 USA	Vancouver, BC V7X 1L3 Canada
(604) 669-6227	(206) 903-8800	(604) 631-3330

Approximate date of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [ ]

Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the U.S. Securities and Exchange Commission on January 18, 2011 (the “Registration Statement”), to include the Notice of Extension, dated February 23, 2011, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular, dated January 18, 2011, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement.

The Registrant previously paid a registration fee of US$4,664 in relation to its registration of 2,474,034 of its common shares, which represent the maximum number of common shares of the Registrant estimated to be issuable to holders upon consummation of the offer to purchase all of the issued and outstanding common shares of Copper Canyon Resources Ltd., with its filing of the Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document.

Offer and Circular dated as of January 18, 2011 including the Letter to Copper Canyon Resources Ltd. Shareholders, Letter of Transmittal and Notice of Guaranteed Delivery. *

Notice of Extension dated as of February 23, 2011.

Item 2. Informational Legends.

See pages (ii) and (iii) of the Offer and Circular dated as of January 18, 2011.*

See pages (2) and (3) of the Notice of Extension dated as of February 23, 2011.

Item 3. Incorporation of Certain Information by Reference

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Director, Communication and Investor Relations, NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone: (604) 669-6227 or may be obtained electronically at www.sedar.com or www.sec.gov.

Item 4. List of Documents Filed with the Commission.

See “Documents Filed As Part of the Registration Statement” in the Offer and Circular dated as of January 18, 2011.*

____________

*	Previously filed with the Registrant's Form F-8 (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on January 18, 2011

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this offer and it is an offence to claim otherwise. This offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence. Inquiries concerning the information in this document should be directed to The Laurel Hill Advisory Group, the Information Agent retained by NovaGold, toll free at 1-877-304-0211 from anywhere in Canada or the United States or collect 416-304-0211 and via email at assistance@laurelhill.com.

February 23, 2011

NOTICE OF EXTENSION

by

of its

OFFER TO PURCHASE

all of the outstanding common shares of

COPPER CANYON RESOURCES LTD.

on the basis of 0.0425 of a NovaGold Share
for each common share of Copper Canyon Resources Ltd.

NovaGold Resources Inc. (“NovaGold” or the “Offeror”) hereby gives notice that it is amending its offer dated January 18, 2011 (the “Original Offer”) to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding common shares (the “Copper Canyon Shares”) of Copper Canyon Resources Ltd. (“Copper Canyon”) (other than those beneficially owned, directly or indirectly, by NovaGold and its affiliates), including any Copper Canyon Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as hereinafter defined) upon the conversion, exchange or exercise of any securities of Copper Canyon (other than SRP Rights, as hereinafter defined) that are convertible into or exchangeable or exercisable for Copper Canyon Shares, and together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Copper Canyon, in order to extend the expiry of the Offer to 5:00 p.m. Eastern Time on March 8, 2011. References in this Notice of Extension (this “Notice”), the Original Offer and accompanying circular dated January 18, 2011 (the “Circular” and together with the Original Offer, the “Original Offer and Circular”), and the Letter of Transmittal and the Notice of Guaranteed Delivery which accompanied the Original Offer and Circular, to the “Offer” shall refer to the Original Offer, as amended by this Notice.

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Original Offer including the Original Offer and Circular, and the Letter of Transmittal and the Notice of Guaranteed Delivery which accompanied the Original Offer and Circular, continue to be applicable in all respects, and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Original Offer and Circular.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN BY NOVAGOLD.

Any questions and requests for assistance may be directed to the Information Agent for the Offer, Laurel Hill
Advisory Group, at 1-877-304-0211 (North American Toll Free Number).

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

NOTICE TO ALL COPPER CANYON SHAREHOLDERS

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Copper Canyon Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, NovaGold may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Copper Canyon Shareholders in any such jurisdiction.

Copper Canyon Shareholders who have validly deposited (and not withdrawn) their Copper Canyon Shares need take no further action to accept the Offer. Copper Canyon Shareholders who wish to accept the Offer and deposit their Copper Canyon Shares must properly complete and execute the Letter of Transmittal (printed on YELLOW paper) which accompanied the Original Offer and Circular or a manually signed facsimile thereof and deposit it, together with the certificates representing their Copper Canyon Shares and all other required documents, at one of the offices of the Depositary (as hereinafter defined) in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Copper Canyon Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Copper Canyon Shares described in Section 5 of the Original Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) accept the Offer where the certificates representing the Copper Canyon Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on GREEN paper) which accompanied the Original Offer and Circular or a manually signed facsimile thereof. Copper Canyon Shareholders whose Copper Canyon Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Copper Canyon Shares. Copper Canyon Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Copper Canyon Shares directly with the Depositary.

NovaGold has engaged Computershare Investor Services Inc. to act as the depositary (the “Depositary”) under the Offer, Laurel Hill Advisory Group to act as the information agent (the “Information Agent”) to provide a resource for information for Copper Canyon Shareholders and TD Securities Inc. to act as dealer manager (the “Dealer Manager”). Questions and requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Manager for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or Information Agent at its office specified on the back page of this document. Copies of this document and related materials may also be found at www.sedar.com and www.sec.gov.

NOTICE TO COPPER CANYON SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under applicable U.S. - Canadian multijurisdictional disclosure system and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian provincial and federal law. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate and takeover offer rules.

NovaGold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 and other documents and information, and has mailed the Offer and Circular to Copper Canyon Shareholders concerning the Offer and the proposed combination or acquisition of Copper Canyon. Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. COPPER CANYON SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Copper Canyon Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by NovaGold will be available free of charge from NovaGold. You should direct requests for documents to the Director, Communication and Investor Relations, NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone (604) 669-6227. To obtain timely delivery, such documents should be requested not later than March 1, 2011, five business days before the Expiry Date.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Copper Canyon Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Copper Canyon Shareholders in the United States should be aware that the disposition of their Copper Canyon Shares and the acquisition of NovaGold Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Copper Canyon Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular and “Certain U.S. Federal Income Tax Considerations” in Section 20 of the Circular.

The enforcement by Copper Canyon Shareholders of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that NovaGold is incorporated under the laws of the Province of Nova Scotia, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of NovaGold and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Copper Canyon Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of NovaGold Shares or Copper Canyon Shares, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NOTICE TO HOLDERS OF COPPER CANYON OPTIONS

The Offer is made only for Copper Canyon Shares and is not made for any Copper Canyon Options or other rights to acquire Copper Canyon Shares. Any holder of Copper Canyon Options or other rights to acquire Copper Canyon Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or convert such Copper Canyon Options or other rights in order to obtain certificates representing Copper Canyon Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such Copper Canyon Options or other rights to acquire Copper Canyon Shares will have certificates representing the Copper Canyon Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Original Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

The tax consequences to holders of Copper Canyon Options of exercising or not exercising their Copper Canyon Options are not described in the Circular. Holders of Copper Canyon Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or convert or not exercise or not convert their Copper Canyon Options.

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

CURRENCY

All dollar references in this Notice of Extension and in the Original Offer and Circular are in Canadian dollars, except where otherwise indicated. On February 22, 2011, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$1.0143.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Notice, the Original Offer and Circular and the documents incorporated by reference therein contain forward-looking statements and forward-looking information, as defined in applicable securities laws, concerning NovaGold’s plans at the Galore Creek, Donlin Creek, Nome Operations and Ambler projects, production, capital, operating and cash flow estimates and other matters, including matters relating to the Offer and the proposed acquisition of Copper Canyon, the anticipated benefits from the proposed acquisition, the business, operations and financial performance and condition of Copper Canyon and its properties, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses or title disputes. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

Risks relating to the Offer

NovaGold will not be successful in acquiring 100% of the Copper Canyon Shares;

that all required third party regulatory and governmental approvals to the Offer will not be obtained on a timely basis or at all;

that other conditions to the Offer will not be satisfied or waived;

the trading price of NovaGold Shares and Copper Canyon Shares;

the possibility of dilution to shareholders of NovaGold as the result of the issuances of common shares pursuant to future equity financings;

the possibility of dissent rights being exercised under any Compulsory Acquisition (as hereinafter defined) and/or Subsequent Acquisition Transaction (as hereinafter defined);

that management’s assessment of the effects of the successful completion of the Offer are inaccurate; and

the volatility of the price of NovaGold’s shares issued under the Offer.

Risks relating to NovaGold’s business

uncertainty of whether there will ever be production at NovaGold’s mineral exploration and development properties;

risks related to NovaGold’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

uncertainty of estimates of capital costs, operating costs, production and economic returns;

risks related to the third parties on which NovaGold depends for its exploration and development activities;

risks related to NovaGold’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;

credit, liquidity, interest rate and currency risks;

risks related to governmental regulation and permits, including environmental regulation;

the risk that permits and governmental approvals necessary to develop and operate mines on NovaGold’s properties will not be available on a timely basis or at all;

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of NovaGold’s mineral deposits;

commodity price fluctuations;

risks related to NovaGold’s current practice of not using hedging arrangements;

risks related to market events and general economic conditions;

uncertainties relating to the assumptions underlying NovaGold’s resource and reserve estimates;

risks related to the need for reclamation activities on NovaGold’s properties and uncertainty of cost estimates related thereto;

mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

risks related to the integration of acquisitions into NovaGold’s existing operations;

uncertainty related to unsettled aboriginal rights and title in British Columbia;

uncertainty related to title to NovaGold’s mineral properties;

NovaGold’s history of losses and expectation of future losses;

uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;

the possibility of an event of default under NovaGold’s unsecured senior convertible notes which may significantly reduce NovaGold’s liquidity and adversely affect NovaGold’s business;

the significant influence of NovaGold’s major shareholders;

NovaGold’s need to attract and retain qualified management and technical personnel;

risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

increased competition in the mining industry;

uncertainty as to NovaGold’s ability to acquire additional commercially mineable mineral rights;

uncertainty as to NovaGold’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and

risks related to the success of U.S. investors bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of NovaGold’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Circular and the documents incorporated by reference, including those set out under the heading “Risk Factors” in the Circular and in the documents incorporated by reference herein. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

INFORMATION CONCERNING COPPER CANYON

Except as otherwise indicated, the information concerning Copper Canyon contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Copper Canyon has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Copper Canyon contained herein. Although NovaGold has no knowledge that would indicate that any statements contained herein concerning Copper Canyon taken from or based upon such documents and records are untrue or incomplete, neither NovaGold nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Copper Canyon’s financial statements or Copper Canyon’s mineral resource estimates, or for any failure by Copper Canyon to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to NovaGold.

NovaGold has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Copper Canyon’s publicly available documents or records or whether there has been any failure by Copper Canyon to disclose events that may have occurred or may affect the significance or accuracy of any information.

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

NOTICE OF EXTENSION

February 23, 2011

TO: THE HOLDERS OF COMMON SHARES OF COPPER CANYON RESOURCES LTD.

By written notice to the Depositary given on February 23, 2011 and as set forth in this Notice of Extension, NovaGold has extended the Original Offer to purchase, upon the terms and subject to the conditions described in the Offer, all of the issued and outstanding Copper Canyon Shares (other than those beneficially owned, directly or indirectly, by NovaGold and its affiliates), including any Copper Canyon Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Copper Canyon (other than SRP Rights) that are convertible into or exchangeable or exercisable for Copper Canyon Shares, and together with the SRP Rights issued under the Shareholder Rights Plan of Copper Canyon, on the basis of 0.0425 a NovaGold Share for each Copper Canyon Share, to 5:00 p.m. Eastern Time on March 8, 2011. References in this Notice, the Original Offer and Circular, and the Letter of Transmittal and the Notice of Guaranteed Delivery which accompanied the Original Offer and Circular, to the “Offer” shall refer to the Original Offer, as amended by this Notice.

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Original Offer including the Original Offer and Circular, and the Letter of Transmittal and the Notice of Guaranteed Delivery which accompanied the Original Offer and Circular, continue to be applicable in all respects, and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Original Offer and Circular.

1.            Extension of the Offer

NovaGold has extended the expiry time of the Original Offer from 5:00 p.m. Eastern Time on February 23, 2011 to 5:00 p.m. Eastern Time on March 8, 2011. Accordingly, the definitions of “Expiry Date” in the “Glossary” section of the Original Offer and Circular is deleted in its entirety and replaced by the following definition:

“Expiry Date” means March 8, 2011 or such other date as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time extending the period during which Copper Canyon Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

In addition, all references to “5:00 p.m. Eastern Time on February 23, 2011” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery have been amended to reference “5:00 p.m. Eastern Time on March 8, 2011”.

2.            Recent Developments

Copper Canyon’s Shareholder Rights Plan

NovaGold intends to make an application to the British Columbia Securities Commission (“BCSC”) requesting that the BCSC promptly hold a hearing to consider cease trading the Shareholder Rights Plan and the SRP Rights issued thereunder. It is a condition of the Offer that the Shareholder Rights Plan be waived, invalidated or cease traded prior to the expiry of the Offer.

Additional Background

On February 11, 2011, NovaGold Canada Inc., a wholly-owned subsidiary of NovaGold and a party to the joint venture agreement (the “Venture Agreement”) with Copper Canyon, received a letter from Copper Canyon’s solicitors alleging that NovaGold was in breach of the right of first refusal provisions of the Venture Agreement as a result of its arrangements with the Galore Creek Partnership. On February 18, 2011, NovaGold’s solicitors responded to this letter indicating that NovaGold was not in breach of these provisions. The letter from NovaGold’s solicitors further noted that the joint venture interest in the Copper Canyon property continues to be held by NovaGold Canada Inc., and will not be transferred without either the consent of Copper Canyon or other circumstances that entitle NovaGold Canada Inc. to lawfully transfer its interest in the project. On February 22, 2011, NovaGold’s solicitors received a further letter from Copper Canyon’s solicitors disputing certain matters in the February 18 letter and demanding copies of certain documents. NovaGold is currently reviewing this correspondence.

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

On February 21, 2011, the CFO of NovaGold advised the President and CEO of Copper Canyon that NovaGold intended to extend the Original Offer and apply to cease trade the Shareholder Rights Plan.

3.            Time for Acceptance

Copper Canyon Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary shown in the Letter of Transmittal and on the last page of this Notice of Extension at or prior to 5:00 p.m. Eastern Time on March 8, 2011 unless the Offer is further extended or withdrawn.

4.            Manner of Acceptance

The Offer may be accepted in accordance with the provisions of Section 5 of the Original Offer, “Manner of Acceptance”.

5.            Take-Up and Payment for Deposited Copper Canyon Shares

If all of the conditions described in Section 2 of the Original Offer, “Conditions of the Offer”, have been satisfied or waived by NovaGold at or prior to the Expiry Time, as such term has been amended by this Notice of Extension, NovaGold will take up and pay for Copper Canyon Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any Copper Canyon Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Copper Canyon Shares deposited under the Offer after the date on which Copper Canyon Shares are first taken up by NovaGold under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten days after such deposit.

Shareholders should refer to Section 3 of the Original Offer, “Take-Up and Payment for Deposited Copper Canyon Shares” for further details as to the take-up of and payment for Copper Canyon Shares deposited under the Offer.

6.            Withdrawal of Deposited Copper Canyon Shares

Except as otherwise stated in Section 8 of the Original Offer, “Right to Withdraw Deposited Copper Canyon Shares” or as otherwise required by applicable laws, all deposits of Copper Canyon Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Copper Canyon Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Copper Canyon Shares have been taken up by the Offeror pursuant to the Offer;

(b)	if the Copper Canyon Shares has not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Copper Canyon Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the NovaGold Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the Offered Consideration offered for the Copper Canyon Shares where the Expiry Time is not extended for more than 10 days);

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Equity have not been taken up by the Offeror at the date of the notice.

Withdrawals cannot be rescinded and any Copper Canyon Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 5 of the Original Offer, “Manner of Acceptance”.

Shareholders should refer to Section 8 of the Original Offer, “Right to Withdraw Deposited Copper Canyon Shares” for a description of the procedures for exercising the right to withdraw Copper Canyon Shares deposited under the Offer.

7.            Consequential Amendments to Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments and supplements contemplated by and the information contained in this Notice of Extension.

8.           Statutory Rights

Securities legislation of the provinces and territories of Canada provides Copper Canyon Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Copper Canyon Shareholders. However, such rights must be exercised within prescribed time limits. Copper Canyon Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: February 23, 2011

(Signed) Rick Van Nieuwenhuyse	(Signed) Elaine Sanders
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Clynton Nauman	(Signed) James Philip
Director	Director

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
Email: corporateactions@computershare.com
Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Vancouver	Toronto
Computershare Investor Services Inc.	Computershare Investor Services Inc.
510 Burrard Street, 2nd Floor	9th Floor, 100 University Avenue
Vancouver, British Columbia V6C 3B9	Toronto, Ontario M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions

The Dealer Manager for the Offer is:

TD SECURITIES INC.

700 West Georgia Street, Suite 1700
Vancouver, British Columbia V7Y 1B6
Telephone: 604-654-5477

The Information Agent for the Offer is:

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT

NORTH AMERICAN TOLL-FREE
1-877-304-0211
Banks, Brokers or Collect Calls: 416-304-0211
Email:assistance@laurelhill.com

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON MARCH 8, 2011

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

The Registrant is subject to the provisions of the Companies Act (Nova Scotia) and the Registrant’s Articles of Association which prescribe the regulations for the Registrant.

As permitted under the Companies Act (Nova Scotia), Section 197 of the Registrant’s Articles of Association provides that every Director, Manager, Secretary, Treasurer and other officer or servant of the Registrant shall be indemnified by the Registrant against, and it shall be the duty of the Directors out of the funds of the Registrant to pay, all costs, losses and expenses that any such Director, Manager, Secretary, Treasurer or other officer or servant may incur or become liable to pay by reason of any contract entered into, or act or thing done by him as such officer or servant or in any way in the discharge of his duties including travelling expenses; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Registrant and have priority as against the members over all other claims.

Section 198 of the Registrant’s Articles of Association provides that no Director or other officer of the Registrant shall, in the absence of any dishonesty on his part, be liable for the acts, receipts, neglects or defaults of any other Director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Registrant through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Registrant, or through the insufficiency or deficiency of any security in or upon which any of the moneys of the Registrant are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of his office or in relation thereto.

The Registrant also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains various industry exclusions and no claims have been made thereunder to date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

The exhibits specified below are filed as exhibits to this registration statement:

Exhibit No.	Description
3.1

Annual Information Form of the Registrant for the year ended November 30, 2010 dated February 22, 2011 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on February 22, 2011).

3.2

Audited comparative consolidated financial statements of the Registrant for the years ended November 30, 2010 and 2009 together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended November 30, 2010 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on February 22, 2011).

3.3*

Management information circular of the Registrant dated April 10, 2010 prepared in connection with the Registrant’s annual and special meeting of shareholders held on May 26, 2010, (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on April 29, 2010).

3.4*

Material change report dated December 10, 2009, announcing the filing of a preliminary short form base shelf prospectus up to an aggregate initial offering price of US$500,000,000 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on December 10, 2009).

3.5*

Material change report dated January 7, 2010, announcing the appointment of Gil Leathley as Senior Advisor to the President, an update on The Registrant’s projects and updated reserve/resource estimates (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on January 7, 2010).

3.6*	Material change report, dated March 3, 2010 announcing the entering into of a memorandum of understanding to settle outstanding class action lawsuits (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 4, 2010).
3.7*	Material change report, dated March 5, 2010 announcing the non-brokered offering of 18,181,818 of the Registrant’s shares to several investment funds managed by Paulson & Co. Inc. at a price of US$5.50 per share for gross proceeds of US$99,999,999 (incorporated by reference from the Registrant's Current Report on Form 6- K filed with the Commission on March 5, 2010).
3.8*	Material change report dated March 8, 2010, announcing the non-brokered offering of 13,636,364 the Registrant’s shares to Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC at a price of US$5.50 per share for gross proceeds of US$75,000,002 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 8, 2010).
3.9*	Material change report dated March 11, 2010, announcing that Donlin Creek LLC and Calista Corporation approved certain amendments to the lease for subsurface and surface rights in connection with the Donlin Creek property (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 11, 2010).
3.10*	Material change report dated April 5, 2010, announcing that Robert J. (Don) MacDonald, Senior Vice President and Chief Financial Officer will be leaving the Registrant effective immediately (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on April 5, 2010).
3.11*	Material change report dated December 3, 2010, announcing the appointment of Gil Leathley to the position of Senior Vice President and Chief Operating Officer (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on December 3, 2010).
3.12*	Material change report dated December 21, 2010, announcing the Registrant’s intention to make an offer to acquire all of the outstanding shares of Copper Canyon Resources Ltd. (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on December 23, 2010).
3.13	Material change report dated February 16, 2011, announcing the appointment of Elaine Sanders to the position of Vice President and Chief Financial Officer (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on February 18, 2011).
4.1*	Consent of Blake, Cassels & Graydon LLP
4.2	Consent of PricewaterhouseCoopers LLP
4.3*	Consent of Simon Allard
4.4*	Consent of AMEC Americas Limited
4.5*	Consent of Bruce Davis
4.6*	Consent of Sean Ennis
4.7*	Consent of Kevin Francis
4.8*	Consent of Kirk Hanson
4.9*	Consent of Alexandra Kozak
4.10*	Consent of Norwest Corporation
4.11*	Consent of William Pennstrom, Jr.
4.12*	Consent of Dr. Neal Rigby
4.13*	Consent of Gordon Seibel
4.14*	Consent of Ken Shinya
4.15*	Consent of Robert Sim
4.16*	Consent of Russ White
4.17*	Consent of Gregory Wortman

_______________

*	Previously filed with the Registrant's Form F-8 (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on January 18, 2011

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings

(a)

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)

Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a)	Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Not applicable.

(c)

Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on this 23rd day of February, 2011.

NOVAGOLD RESOURCES INC.

By: /s/ Elaine Sanders
Name: Elaine Sanders
Title: Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and	February 23, 2011
Rick Van Nieuwenhuyse	Director (Principal Executive Officer)

/s/ Elaine Sanders	Vice President and Chief Financial Officer	February 23, 2011
Elaine Sanders	(Principal Financial Officer and Principal
Accounting Officer)

*	Director	February 23, 2011
Marc Faber

*	Director	February 23, 2011
Tony Giardini

*	Director	February 23, 2011
Igor Levental

*	Director	February 23, 2011
Gerald J. McConnell

*	Director	February 23, 2011
Kalidas V. Madhavpeddi

/s/ Clynton R. Nauman	Director and Authorized US Representative	February 23, 2011
Clynton R. Nauman

*	Director	February 23, 2011
James L. Philip

*By:	/s/ Elaine Sanders
Name:	Elaine Sanders
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Blaine, in the State of Washington, on this 23rd day of February, 2011.

/s/ Clynton R. Nauman
Clynton R. Nauman